July 26, 2017

Via EDGAR

United States Securities and Exchange Commission

Attn:	Anne Nguyen Parker
J. Nolan McWilliams

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidewater Inc.
Application for Qualification of Indenture on Form T-3
File No. 022-29043 & -01 to -27

Dear Ms. Parker and Mr. McWilliams:

In accordance with Section 307 of the Trust Indenture Act of 1939, as amended (the “Act”), Tidewater Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Application for Qualification of Indenture on Form T-3 (File No. 022-29043 & -01 to -27), filed in connection with the qualification under the Act of the indenture governing the Company’s new 8% Senior Secured Notes due 2022, which Application was initially filed on May 12, 2017 with the Securities and Exchange Commission (the “Commission”) and was amended by Amendment No. 1 filed on July 26, 2017 with the Commission (as so amended, the “T-3”), be accelerated so that the T-3 will become effective under the Act on Friday, July 28, 2017 at 10:00 a.m. Washington, D.C. time, or as soon thereafter as practicable.

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with this matter. Please contact Elisabeth LeBlanc of Jones Walker LLP at (504) 582-8858 as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ Bruce D. Lundstrom
Bruce D. Lundstrom
Executive Vice President, General Counsel and Secretary